Filed pursuant to Rule 424(b)(3) File No. 333-119338

    December 14, 2006

SUPPLEMENT DATED DECEMBER 14, 2006 TO PROSPECTUS DATED JUNE 1, 2006

Dear Investor(s):

GRANT PARK FUTURES FUND NOVEMBER PERFORMANCE UPDATE

FUND	NOVEMBER	2006 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	3.59%	10.11%	$58.3M	$1,173.346
Grant Park Futures Fund Class B Units	3.51%	9.25%	$323.6M	$1,031.658

TRADING ADVISORS	NOVEMBER	2006 YTD	% of Fund
Rabar Market Research (Div)	6.67%	12.38%	18%
EMC Capital Management (Classic)	1.30%	16.05%	20%
Eckhardt Trading (Global)	5.82%	-0.59%	6%
Graham Capital Management (GDP)	0.46%	1.26%	8%
Winton Capital Management (Div)	2.52%	8.55%	21%
Saxon Investment Corp (Div)	3.12%	7.72%	8%
Welton Investment Corporation	6.04%	12.55%	17%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Long positions in the currency sector reported gains as both the euro and the British pound traded higher relative to the U.S. dollar on speculation that interest rates in Europe could be rising while rates in the U.S. might be headed lower. Both currencies rallied against the yen as well, resulting in gains to cross rate positions.

The prospect of lower interest rates in the U.S. and hope of a soft landing for the U.S. economy led to gains for long positions in the S&P Composite Index. The Hong Kong Hang Seng rose on strength from the insurance and banking sectors.

Nickel prices were higher for the month as the weakness in the U.S. dollar combined with labor stoppages at two mines pushed inventories of the base metal to critically low levels, resulting in gains for long positions. Long positions in the silver market were also profitable.

Long positions in the corn were profitable after the U.S. Department of Agriculture announced a larger-than-expected reduction in its crop estimate; soybean positions added to gains as U.S. farmers were expected to dedicate more acreage to corn crops during 2007.

Prices in the energy complex traded higher after reports showed larger than expected declines in crude product inventories, resulting in losses for short positions. Prices also rallied on news that OPEC members had voted for a second round of production cuts.

555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450 312.756.4452 fax 800.217.7955
Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com

Short positions in the Australian interest rate market incurred losses after prices rallied when the Reserve Bank of Australia downplayed expectations for a rate increase during the first quarter of next year.

OTHER FUND NEWS

Please be advised that Grant Park will be issuing a Schedule K-1 (Form 1065) to all partners for the 2006 tax year in early March. The Schedule K-1 will contain a reconciliation of your Fund capital account and your share of Grant Park’s taxable items necessary to prepare your federal income tax return.

Please visit our new updated website at www.dearborncapital.com. The website contains daily performance as well as weekly and monthly performance with commentary. You no longer need a user ID and password to access the website. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450 312.756.4452 fax 800.217.7955
Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
NOVEMBER 30, 2006
Statement of Income
	Month	Year to Date	Month	Year to Date
	(A Units)	(A Units)	(B Units)	(B Units)
	In US $	In US $	In US $	In US $
Trading Income (Loss):
Realized Trading Income (Loss)	640,236	4,312,902	3,580,021	21,201,535
Change in Unrealized Income (Loss)	1,699,884	3,190,351	9,505,285	16,483,572
Brokerage Commissions	(14,234)	(219,351)	(79,594)	(1,100,735)
Exchange, Clearing Fees and NFA charges	(25,051)	(294,107)	(140,081)	(1,481,271)
Other Trading Costs	(30,755)	(257,696)	(171,975)	(1,313,310)
Change in Accrued Commissions	(4,196)	(9,858)	(23,449)	(55,701)
Net Trading Income (Loss)	2,265,884	6,722,241	12,670,207	33,734,090
Other Income:
Interest, U.S. Obligations	125,053	1,183,860	699,260	6,025,874
Interest, Other	107,136	1,192,249	599,076	6,075,024
Total Income (Loss)	2,498,073	9,098,350	13,968,543	45,834,988
Expenses:
Incentive Fees to Trading Managers	136,498	609,949	763,261	3,113,041
Administrative Fees	12,372	130,168	69,183	658,503
O&O Expenses	9,898	104,135	166,039	1,580,406
Brokerage Expenses	299,412	3,150,078	1,798,757	17,121,068
Illinois Replacement Tax	0	0	0	0
Total Expenses	458,180	3,994,330	2,797,240	22,473,018
Net Income (Loss)	2,039,893	5,104,020	11,171,303	23,361,970
Statement of Changes in Net Asset Value
Beginning Balance	56,075,673	54,403,647	308,452,788	235,494,172
Additions	782,941	8,689,121	9,484,976	103,806,457
Net Income (Loss)	2,039,893	5,104,018	11,171,303	23,361,970
Redemptions	(557,347)	(9,855,626)	(5,523,218)	(39,076,750)
Balance at NOVEMBER 30, 2006	58,341,160	58,341,160	323,585,849	323,585,849
Total Units Held at End of The Period		49,722.02365		313,656.22612
Net Asset Value Per Unit		1,173.346		1,031.658
Rate of Return	3.59%	10.11%	3.51%	9.25%
To the best of my knowledge and belief the
Information contained herein is accurate and complete.
_______________________________________________________
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP